
Mail Stop 3030

October 3, 2017

<u>Via E-mail</u>
Mary Duseau
President and Chief Executive Officer
Roka BioScience, Inc.
20 Independence Boulevard
Warren, NJ 07059

> **Re:** **Roka BioScience, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 29, 2017**
> **File No. 001-36538**

Dear Ms. Duseau:

We have completed our limited review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Steven Skolnick, Esq.